December 13, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey and Mr. John Kernan
100 F Street, N.E.
Washington, D.C. 20549
Re:      Blue Owl Capital Corporation II – Registration Statement on Form N-14 (File No. 333-282954)
Dear Ms. Dubey and Mr. Kernan:
On behalf of Blue Owl Technology Finance Corp. II (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on November 21, 2024 and November 25, 2024, regarding the Company’s registration statement on Form N-14 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on November 1, 2024. Each of the Staff’s comments is set forth below and followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response are set forth in pre-effective amendment no. 1 to the Company’s Registration Statement.
Legal
1.    Comment: On the cover page of the Prospectus, under caption “Material Terms of the Exchange Offer,” please confirm to us that the offer will be open for at least 20 full business days. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Also please confirm to us that the offer will be open through at least midnight on the 20th business day. Rule 14d-1(g)(3).
Response: The Company confirms that the offer will be open for at least 20 full business days and that the offer will be open through at least midnight on the 20th business day.
2.    Comment: On the cover page of the Prospectus, please disclose the sentence required by Item 1(b)(4) of Form N-14.
Response: The Company has included the following disclosure on the cover page of the Prospectus:
1
Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Ms. Dubey and Mr. Kernan
U.S. Securities and Exchange Commission
December 13, 2024

This prospectus sets forth concisely the information about the Company that a prospective investor ought to know before investing, and it should be retained for future reference. Additional information about the Company, including the Form 10-K, Forms 10-Q, and Forms 8-K which have been incorporated by reference herein, has been filed with the SEC and is available on the SEC’s website (www.sec.gov) without charge.
The remaining information required by Item 1(b)(4) of Form N-14 is either already included on the cover page of the Prospectus, or is inapplicable to the Company’s exchange offer.
3.    Comment: The Staff notes that the Company is registering securities under this Registration Statement in reliance on the Staff’s position as stated in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988), the Morgan Stanley & Co. no-action letter (available June 5, 1991) and the Shearman & Sterling no-action letter (available July 2, 1993) (together, the “No-Action Letters”). Please provide a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position as stated in the No-Action Letters, and include the representations contained in the No-Action Letters.
Response: The Company has provided a supplemental letter attached hereto as Annex A.
4.    Comment: In (ii) under the caption Management and Other Agreements and Fees – Investment Advisory Agreement – Management and Incentive Fee, the term “Capital Commitment” is not defined. Please disclose the definition here.
Response: The Company’s use of the term “capital commitment” is not intended to have any meaning other than the commonly understood meaning of the term. The Company has modified the disclosure by using the lower-case term “capital commitment.”
5.    Comment: In the last sentence of the first paragraph under the caption Description of Our Capital Stock – Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses, please insert the words “for money damages” after the word “liability.”
Response: The Company has revised the disclosure to include the underlined words:
Our charter contains a provision that eliminates directors’ and officers’ liability for money damages, subject to the limitations of Maryland law and the requirements of the 1940 Act.
6.    Comment: Regarding the caption, Certain Material U.S. Federal Income Tax Considerations, please delete the word “certain” consistent with Staff Legal Bulletin 19, III.C.1
Response: The Company has deleted the word “certain” from the caption.

Ms. Dubey and Mr. Kernan
U.S. Securities and Exchange Commission
December 13, 2024

7.    Comment: If the tax opinion will not be filed by pre-effective amendment, please include an undertaking in item 17 that the Company will file the tax opinion upon the exchange of the notes.
Response: The Company intends to file the tax opinion contemporaneously with the filing of Amendment No. 1 to the Registration Statement.
Accounting
8.    Comment: Please update the financial information in the Registration Statement for the quarter ended September 30, 2024.
Response: The Company has revised the Registration Statement as requested by the Staff.

Ms. Dubey and Mr. Kernan
U.S. Securities and Exchange Commission
December 13, 2024

*                   *                   *
Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Annex A
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey and Mr. John Kernan
100 F Street, N.E.
Washington, D.C. 20549
Re:     Blue Owl Technology Finance Corp. II – Registration Statement on Form N-14 (File No. 333-282954)
Dear Ms. Dubey and Mr. Kernan:
This letter is being sent to you in connection with the above referenced Registration Statement filed by Blue Owl Technology Finance Corp. II (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of $700,000,000 of the Company’s 6.750% Notes due 2029 (the “Exchange Notes”) to be offered by the Company in exchange (the “Exchange Offer”) for an equal aggregate principal amount of the Company’s outstanding 6.750% Notes due 2029. The Company is registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.
The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer: (1) cannot rely on the position of the staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (see the form of Letter of Transmittal filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement).
The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.
The Company will commence the Exchange Offer for the Outstanding Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.
Very truly yours,

/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer and Chief Operating Officer
cc:       Cynthia M. Krus
Kristin Burns
Dwaune L. Dupree
Eversheds Sutherland (US) LLP
700 6th Street, NW, Suite 700
Washington, DC 20001
(202) 383-0218